
                                                                    Exhibit 12.2
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGE
                          CONTINENTAL RESOURCES, INC.
                                             YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------
                                   1996      1997      1998       1999      2000
                                   ----      ----      ----       ----      ----
EARNINGS <F1>                     21,563    17,256   (17,980)     3,920    37,780

FIXED CHARGES <F2>                 4,550     4,804    12,704     16,990    16,513
                                 -------   -------   -------    -------   -------

TOTAL EARNINGS & FIXED CHARGES    26,113    22,060    (5,276)    20,910    54,293

RATIO                                5.7       4.6       N/A        1.2       3.3

Earnings insufficient to cover
  fixed charges by                   N/A       N/A    17,980        N/A       N/A

-------------------------------------------------------------------------------

<F1> "Earnings"  represents income (loss) before provision for federal and state income taxes or income tax benefits. "Fixed charges" consist of interest expense and amortization of costs incurred in connection with the Offering.

<F2> For purposes of computing the Ratio of Earnings to Fixed Charges,  interest expense includes interest on the Senior Subordinated Notes together with amortization of the underwriting discounts and expenses of the Offering; for the period ended December 31, 1998, 1999 and 2000, amortization expense was $460,000, $456,000 and $728,000, respectively.